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                            May 3, 2021

       Joseph Visconti
       Chief Executive Officer and President
       Twin Vee PowerCats, Co.
       3101 S. US-1
       Ft. Pierce, Florida 34982

                                                        Re: Twin Vee PowerCats,
Co.
                                                            Registration
Statement on Form S-1
                                                            Filed April 8, 2021
                                                            File No. 333-255134

       Dear Mr. Visconti:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed April 8, 2021

       We depend on our network of independent dealers, face increasing competition for dealers, and have little control over their activities, page 11

   1. Please elaborate on the extent to which dealers have not purchased boats for which they have provided
indications of interest.
       We may be required to repurchase inventory of certain dealers, page 11

   2. Please disclose whether you have had to repurchase your products from your dealers under applicable laws
regulating dealer relations.
 Joseph Visconti
Twin Vee PowerCats, Co.
May 3, 2021
Page 2
Our Certificate of Incorporation and our bylaws provide that the Court of Chancery of the State of Delaware , page 23

3. Please revise your disclosure to clearly state that the provision does not apply to claims arising under the Securities Act or Exchange Act. In that regard, we note that Article VII of your Certificate of Incorporation states that your exclusive forum provision "shall not apply to suits to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended." It appears that your
         Bylaws does not contain an exclusive forum provision. Please revise your disclosure accordingly.
Summary Compensation Table, page 52

4. We note that Mr. Visconti received $40,000 in other compensation. Please provide a
         footnote explanation to    All Other Compensation    so that investors
will understand what
         is included in this column.
Statements of Cash Flows, page F-5

5. Please revise to disclose your proceeds and subsequent gain on loan forgiveness for the proceeds you received under the Paycheck Protection Program noted in
Note 8 Notes
         Payable - Paycheck Protection Program.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-3777
if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397
with any other questions.



FirstName LastNameJoseph Visconti                             Sincerely,
Comapany NameTwin Vee PowerCats, Co.
                                                              Division of
Corporation Finance
May 3, 2021 Page 2                                            Office of
Manufacturing
FirstName LastName